SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September, 2021

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Clarifications on inquiries from CVM / B3

Companhia Paranaense de Energia - COPEL ("Company"), a company that generates, transmits, distributes and sells energy, with shares and share deposits (UNITs) classified in B3 SA - Brazil, Stock Exchange, Counter (CPLE3, CPLE5, CPLE6, CPLE11), at NYSE (ELP) and at LATIBEX (XCOP, XCOPO, XCOPU), comes to provide clarification on the questioning of atypical fluctuations involving securities issued by the Company, requested through Official Letter 1270/2021-SLS, sent on 17 of September 2021, at 5:49 pm, by B3 SA - Brasil, Bolsa, Balcão (“B3”), which is transcribed below.

____________________________________________________

September 17, 2021

1270/2021-SLS

Companhia Paranaense de Energia – COPEL

At. Mr. Adriano Rudek de Moura

Investor Relations Officer

Ref.: Request for clarification on atypical oscillation

Dear sir,

In view of the last fluctuations registered with the securities issued by this company, the number of trades and the quantity traded, as below, we request that you be informed, until 09/20/2021, if there is any fact known to you. that can justify them.

PN shares
Prices (R$ per share)
Date	Open	Minimum	Maximum	Avarage	Last	Oscill. %	Neg. Num.	Quantity	Volume (R$)
09/03/2021	6.05	5.93	6.06	6.02	6.05	1.17	7,201	4,052,700	24,399,524.00
09/06/2021	5.98	5.98	6.14	6.06	6.08	0.49	4,966	2,186,200	13,240,489.00
09/08/2021	6.07	5.75	6.07	5.86	5.77	-5.09	4,877	3,890,300	22,815,707.00
09/09/2021	5.80	5.67	5.90	5.77	5.88	1.90	9,322	5,013,700	28,932,055.00
09/10/2021	5.94	5.84	6.00	5.91	5.89	0.17	5,031	3,069,500	18,146,517.00
09/13/2021	5.92	5.92	6.02	5.97	6.02	2.20	7,401	3,025,300	18,073,011.00
09/14/2021	6.04	6.02	6.09	6.05	6.03	0.16	4,285	2,399,400	14,516,978.00
09/15/2021	6.03	5.86	6.04	5.90	5.89	-2.32	6,397	2,266,700	13,375,575.00
09/16/2021	5.92	5.80	5.92	5.83	5.84	-0.84	4,389	1,953,800	11,386,648.00
09/17/2021*	5.84	5.61	6.20	6.05	6.20	6.16	9,779	12,709,000	76,962,623.00

 *Updated until 5:25 pm.

____________________________________________________

In response to the request, it is clarified that, in the view of the Company, the increase in the price of the common shares issued by the Company ("ON"), traded under the code "CPLE3", on the same day as the preferred shares class " B ”(“PNB”), traded under the code “CPLE6” showed a decrease in value, which may be related to the rebalancing of the theoretical portfolio of the FTSE index, which took place on September 17, which is compatible with the movement of expressive increase the quotation of shares in a short period of time without impact on the other types and classes of the Company's securities.

Additionally, the oscillation observed may also be related to the adjustment in the ratio between the quotations of ON and PNB shares. Over the past 12 months, the price of ON shares has remained on average at approximately 94% of the price of PNB shares. However, since mid-August of this year, the differential between the price of the two shares has increased significantly, due to the increase in the prices of PNB shares, which was not accompanied by the proportional increase in ON shares. When analyzed together with the reduction in the price of PNB shares, on September 17 itself, the return in the ratio of the quotations of the two securities to previous levels is verified, as shown in the chart below:

In addition, at 6:02 pm on September 17, the Company published it through the Empresas.Net system, in the category “Management Meetings”, type “Board of Directors”, in the type “Summary of Decisions”, summary of the minutes of the board meeting which included, among other matters, the approval of the payment of earnings in the amount of R$ 1.4 billion. Said distribution of earnings was also object of (i) a notice to shareholders, disclosed at 6:09 pm by the Empresas.Net System, category “notice to shareholders”, type “other notices”; and (ii) material fact, disclosed at 6:10 pm by the Empresas.Net System, category “material fact”.

Curitiba, September 20, 2021.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or +55 41 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date September 20, 2021

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.